20012891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45380

SEC Mail Processing
MAR 25 2020
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 903
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO 305 372-0299 EXT 405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

900 PINE ISLAND ROAD, SUITE 110	FORT LAUDERDALE	FLORIDA	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON L. VERNON
MY COMMISSION # GG 255323
EXPIRES: September 9, 2022
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portfolio Resources Group, Inc.

Financial Statements and
Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Portfolio Resources Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASC 842 - *Leases*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EISNERAMPER

Report on Supplemental Information

The information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015. (Note: Partners of Mallah Furman joined EisnerAmper LLP in 2015. Mallah Furman had served as the Company's auditor since 2014.)

EisnerAmper LLP

EISNERAMPER LLP
Fort Lauderdale, Florida
March 19, 2020

Portfolio Resources Group, Inc.

Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 473,083
Deposits with clearing organizations	100,000
Due from clearing broker	844,169
Operating lease right-of-use assets	573,208
Prepaid expenses	134,710
Fixed assets and leasehold improvements, net	42,998
Other assets	11,662
Total assets	$ 2,179,830
Liabilities and Stockholders' Equity	
Liabilities	
Due to brokers	$ 565,159
Commissions payable	130,956
Due to related party	136,805
Deferred tax liability	3,330
Operating lease liabilities	629,040
Accounts payable and accrued expenses	28,937
Total liabilities	1,494,227
Commitments and Contingencies (see note 7)	
Stockholders' equity	
Common stock - 1,000,000 shares authorized $1 par value; 142,258 shares issued; 123,333 outstanding and 18,925 held as treasury stock	142,258
Preferred stock - 100,000 shares authorized of Series A preferred shares $1 par value; 100,000 shares issued; 0 shares outstanding and 100,000 shares held as treasury stock	100,000
Paid-in capital	198,117
Treasury stock - 18,925 shares common; 100,000 shares preferred, at cost	(164,247)
Retained earnings	409,475
Total stockholders' equity	685,603
Total liabilities and stockholders' equity	$ 2,179,830

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Operations
Year ended December 31, 2019

Revenues	
Principal transactions	$ 1,208,353
Commission income	2,594,972
Service fees and other income	2,944,752
Interest income	84,819
Total revenues	6,832,896
Expenses	
Commissions and clearing expenses	4,981,979
Compensation and related expenses	1,226,762
Professional fees	201,004
Occupancy and equipment expense	146,445
Other operating expenses	267,334
Total expenses	6,823,524
Income before income taxes	9,372
Provision for income taxes	5,834
Net income	$ 3,538

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Changes in Stockholders' Equity
Year ended December 31, 2019

	Common Stock	Preferred Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance, beginning of year	$ 142,258	$ 100,000	$ 198,117	$ (164,247)	$ 405,937	$ 682,065
Net income	-	-	-	-	3,538	3,538
Balance, end of year	$ 142,258	$ 100,000	$ 198,117	$ (164,247)	$ 409,475	$ 685,603

The accompanying notes are an integral part of these financial statements.

Portfolio Resources Group, Inc.

Statement of Cash Flows
Year ended December 31, 2019

Cash flows from operating activities	
Net income	$ 3,538
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	8,061
Reduction of operating lease right-of-use assets	109,366
Decrease (increase) in operating assets	
Prepaid expenses	(16,794)
Other assets	11,663
Increase (decrease) in operating liabilities	
Due to brokers	45,274
Commissions payable	24,738
Due to related party	39,480
Deferred tax liability	(11)
Operating lease liabilities	(113,743)
Accounts payable and accrued expenses	5,662
Net cash provided by operating activities	117,234
Cash flows from investing activities	
Purchases of fixed assets	(11,959)
Net increase in cash	105,275
Cash and cash equivalents (including restricted cash), beginning of year*	1,311,977
Cash and cash equivalents (including restricted cash), end of year	$ 1,417,252
At December 31, 2019 the amounts included in cash and cash equivalents (including restricted cash) include the following	
Cash and cash equivalents	$ 473,083
Restricted cash - deposits with clearing organizations	100,000
Due from clearing broker	844,169
Total cash and cash equivalents (including restricted cash)	$ 1,417,252

*Certain prior year cash balances were re-classified to conform to the current presentation.

Supplemental disclosure of cash flow information	
Cash paid during the year for taxes	$ 3,377
Cash paid during the year for interest	$ 5,728
Non-cash operating activities:	
Adoption of new lease accounting guidance:	
Initial recognition of operating lease right-of-use assets	$ (682,574)
Initial recognition of operating lease liabilities	$ 742,783
Change in deferred rent liability	$ (60,209)

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Portfolio Resources Group, Inc. (the "Company") is a corporation formed under the laws of the state of Florida. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company follows ASU 2014-9, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-9"). ASU 2014-9, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Principal transactions and commission income. The Company buys and sells securities on behalf of its customers both as agent or on a riskless principal basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission, and if as principal, recognizes a gain. Principal transactions income, commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Service fees. The Company charges customers account administrative services fees. Revenue for administrative arrangements are generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which the performance obligations are simultaneously provided by the Company

and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Other income. The Company recognizes other income earned from account fees from customers and counterparties including clearing reimbursements paid by the clearing firm, and other expenses reimbursed where the Company controls a promised good or service before it transfers the good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis.

Cash and Cash Equivalents
Cash includes cash held at a bank. The Company considers investments in money market mutual funds to be cash equivalents.

Income Taxes
The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

As of and for the year ended December 31, 2019, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Fixed Assets and Leasehold Improvements
The Company's fixed assets and leasehold improvements are stated at cost net of accumulated depreciation and amortization of $241,198. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation and amortization are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets and leasehold improvements are depreciated and amortized using the straight-line method. Depreciation and amortization expense for the year ended December 31, 2019 was $8,061.

Leases
Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have

not significantly changed from previous US GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate is subjective and judgmental as the Company has no outstanding debt nor committed credit facilities, secured or otherwise that would have comparable collateral or similar terms as their underlying office space.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of $682,574 and $742,783, respectively, at January 1, 2019.

Other information related to leases as of December 31, 2019 are as follows:

Weighted average remaining operating lease term	4.42 years
Weighted average discount rate of operating leases	5.5%

The components of lease costs for the year ended December 31, 2019 are as follows:

Operating lease cost	$	147,409
Variable lease cost		24,826
Variable lease cost reimbursed under expense sharing arrangment*		(25,790)
Total lease cost	$	146,445

*See Note 3

Preferred Stock
The Company previously authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock pays a dividend of 3% per annum from funds legally available for distribution. The stock had no conversion rights to Common Stock, had no voting rights except with respect to matters pertaining to its rights and preferences, was redeemable at par by the Company after one year and by shareholder at any time after 5 years and had preference over common stock upon liquidation.

During the year ended December 31, 2019, there were no share transactions recorded by the Company. See Note 10 for the outstanding shares at December 31, 2019.

Recent Accounting Pronouncement
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents and the amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 on a retrospective basis as of January 1, 2019. The effects of adopting this accounting guidance resulted in the reclassification of restricted cash on the statement of cash flows and the addition of disclosures regarding the nature of the restrictions on restricted cash.

3. Transactions with Related Parties

The Company maintains a human resources expense sharing agreement with Investment Resources International Inc., an affiliated company (the "Affiliate"). Pursuant to the agreement, the Company pays 87.5% of the total staff payroll, plus an additional 15% administrative service fee. The Affiliate provides employee services and other services to the Company. Included in compensation and related expenses is $1,221,738 for staff expenses and human resources services costs. The Company and the Affiliate are related by common ownership. As of December 31, 2019, there is a due to related party of $136,805 to the Affiliate.

The Company also has rent expense sharing arrangements with two affiliates, Investment Resources International and Portfolio Resources Advisor Group, to pay a share of the office rent to the Company. For the year ended December 31, 2019, the rent reimbursements to the Company were $25,790 and are included in rent expense in the accompanying statement of operations.

The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firms for clearing charges they incurred for executing trades in their clients' investment advisory accounts. For the year ended December 31, 2019 the clearing reimbursements were $112,359 which are included in service fee and other income.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Due From Clearing Broker

Included in Due from Clearing Broker is $565,159 which is deposits of brokers' escrow accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $480,000 which exceeded the required net capital by approximately $380,000. The Company's aggregate indebtedness to net capital ratio was 2.37 to 1.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

6. Concentrations

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

A significant portion of the Company's customers are located in Venezuela and Israel.

7. Commitments, Contingencies and Other Uncertainties

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

The financial performance of the Company is subject to future developments related to the COVID19 outbreak and government advisories and restrictions placed on markets and business activity. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected.

8. Income Taxes

The components of the provision (benefit) for income taxes for the year ended December 31, 2019 are as follows:

Current tax expense		
Federal	$	2,162
State		3,683
Total current tax expense		5,845
Deferred tax expense (benefit)		
Federal		(13)
State		2
Total current tax expense (benefit)		(11)
Provision for income taxes	$	5,834

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to depreciable assets (use of different methods to calculate depreciation and amortization for financial and tax reporting purposes) and tax loss carryovers.

Significant components of the Company's net deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred tax liability		
State net operating loss carryovers	$	962
Fixed assets		(4,292)
Net deferred tax liability	$	(3,330)

9. Operating Leases

The Company has occupied its current office space since 2006. On October 3, 2016, the Company signed an amended lease agreement extending the term of the lease to May 31, 2024 which also waived 4 months of 2017 rent and cancelled the previous provision for a letter of credit. The current monthly payment is $12,014 which represents base rent.

The Company entered into a five-year operating lease on October 2016 for two copiers expiring October 2021. The monthly payment is $425 which represents base rent.

The future minimum lease payments due under both lease agreements are as follows:

Year Ending December 31,	
2020	$ 151,092
2021	155,640
2022	160,304
2023	170,199
2024	73,885
Total undiscounted lease payments	711,120
Less imputed interest	(82,080)
Total lease liabilities	$ 629,040

For the year ended December 31, 2019, rent expense, net of expense sharing reimbursement, amounted to $141,345 and copier lease amounted to $5,100.

10. Treasury Stock

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $64,247. The shares are being held in treasury for reissuance. At the end of December 31, 2019, the total value of common treasury stock at cost is as follows:

8,925 shares	$ 26,247
10,000 shares	38,000
	$ 64,247

There are 100,000 shares of preferred stock that were redeemed during 2017 at a cost of $100,000. The shares are being held in treasury for reissuance at cost.

100,000 shares	$ 100,000

11. Preferred Dividends

During the year ended December 31, 2019 the Company did not pay any dividends on its Series A preferred shares.

Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019

Portfolio Resources Group, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934 December 31, 2019

Stockholders' equity	$ 685,603
Deductions and/or charges	
Nonallowable assets	
Prepaid expenses	134,710
Fixed assets	42,998
Other asset	11,662
Total deductions	189,370
Net capital before haircuts on securities positions	496,233
Haircuts on securities positions:	
Money market fund	3,541
Brokers guarantee	11,303
Foreign currency	1,338
Total haircuts on securities positions:	16,182
Net capital	480,051
Minimum capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	100,000
Excess net capital	$ 380,051
Aggregate Indebtedness	$ 921,019
Ratio of aggregate indebtedness to net capital	1.92 : 1

No material differences exist between the computation of net capital presented above and the computation of net capital reported in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2019 filed on March 18, 2020.

Portfolio Resources Group, Inc.

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2019

Portfolio Resources Group, Inc. (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in the paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2019.

EISNERAMPER

EisnerAmper LLP
900 South Pine Island Road, Suite 110
Fort Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Portfolio Resources Group, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Portfolio Resources Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
Fort Lauderdale, Florida
March 19, 2020

Portfolio Resources Group, Inc.

Rule 15c3-3 Exemption Report
Year ended December 31, 2019

Portfolio Resources Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from SEC Rule 15c3-3 under the following provisions of 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

A Camejo

Signature

President

Title

See Report of Independent Registered Public Accounting Firm